Exhibit 99.1

Jaguar Mining Announces the Addition of John Andrews to its Board of Directors

CONCORD, NH, Nov. 14, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) (NYSE: JAG) today announced the appointment of John Andrews to its Board of Directors.  The term of his appointment is until the next Annual General Meeting of the Company in May 2012.

"We are extremely pleased to have John join the Board," said Gary German, Chairman of Jaguar's Board of Directors.  "He possesses a wealth of experience, a reputation for sound judgment, and strong leadership skills that will strengthen our board and benefit both the shareholders and management of Jaguar.  We welcome him to the Board and look forward to benefitting from his leadership and insight."

Andrews has more than 40 years of executive and mining operations management experience in the precious and base metals industry in the United States, Canada, South America and Africa. He is currently the principal owner of Andrews PGM Consulting and previously served as President, Chief Operating Officer and Director of Stillwater Mining Company.  Andrews is a graduate of the Royal School of Mines, London and a registered professional engineer in the Province of Ontario, Canada.

Andrews will serve as a member of the Environmental, Health and Safety committee of the Jaguar Board.  He is also currently serving as a Director for Barplats Investments Limited and Eastern Platinum Limited.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:
Company Contacts

Investors and Analysts may contact:

Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:

Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:02e 14-NOV-11